FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of     May                                              2003
                     --------------------------------------        -----------

                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                          Form 40-F      X
                     ----------------                   ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                              No       X
                   ------------------               ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX

     Document                                                         Page No.

        1.    News Release dated May 6, 2003 ("PalmSource and RIM to       4
              Extend BlackBerry Wireless 4 Email and Data Connectivity Solution for Palm Powered Devices")
        2.    News Release dated May 6, 2003 ("RIM and JP Mobile Team      7
              to Wirelessly Extend 8 Enterprise Applications With
              Two-Way Data Synchronization")

                                                                  Document 1

[RIM LOGO OMITTED]

                                                                  NEWS RELEASE

                                                                   May 6, 2003

PalmSource and RIM to Extend BlackBerry Wireless Email and Data Connectivity Solution for Palm Powered Devices

PALMSOURCE DEVELOPERS SEMINAR, SAN MATEO, Calif. - PalmSource, Inc., provider of the world's most popular operating system for handhelds and smartphones, and the Palm OS(R)subsidiary of Palm, Inc. (Nasdaq: PALM), and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), the leading developer of wireless enterprise solutions, today announced they will work together to market and promote the BlackBerry Connect(TM)solution to Palm OS licensees to enable secure, push-based email and data connectivity for wireless Palm Powered(TM) handhelds and smartphones.

As the enterprise becomes increasingly mobile, demand for easily deployable, wireless solutions that immediately increase productivity and reduce IT costs continue to grow. Mobile professionals and IT departments require reliable and secure access to corporate data from their wireless device and the ease of integration with existing back-end resources. Through RIM's BlackBerry Connect licensing program, Palm OS licensees will be offered RIM's software solution for Palm Powered handhelds and smartphones, that will enable behind-the-firewall, enterprise-ready BlackBerry(R) email and corporate data connectivity.

"The BlackBerry connectivity architecture and infrastructure has been certified by leading wireless carriers around the world and BlackBerry Enterprise Server(TM) has been deployed in more than ten thousand companies and government organizations," said Mike Lazaridis, president and co-CEO at Research In Motion. "Together with PalmSource, we will enable carriers and customers to leverage their existing investments and deliver the BlackBerry wireless experience to new users of Palm Powered wireless devices."

"We are pleased to partner with RIM to deliver an industry-leading robust, secure wireless email and corporate data solution for Palm Powered mobile devices," said David Nagel, president and chief executive officer for PalmSource. "BlackBerry Connect for Palm Powered devices will widen the choices of wireless messaging solutions for Palm OS licensees in order to better meet the needs of our enterprise customers."

BlackBerry Connect on Palm OS will deliver a powerful combination for Palm Powered mobile devices to execute on enterprise customer requirements for enhanced flexibility, security and manageability, uncompromised power and ease of use, and low training, support and maintenance costs. Palm OS has achieved a leading position in the enterprise because it offers a low total cost of ownership (TCO), while also supporting the largest base of mobile software worldwide(1).

BlackBerry is a leading wireless enterprise platform that has been widely deployed to provide mobile access to information. BlackBerry Enterprise Server supports both Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) environments with single mailbox integration and provides IT departments with centralized administration, end-to-end security (using Triple DES encryption), multi-network support and a powerful development platform. RIM's BlackBerry Connect licensing program enables mobile device manufacturers to equip their handsets with the same reliable, secure and push-based BlackBerry wireless data experience.

Further details regarding the agreement have not been disclosed at this time.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net or www.blackberry.com.
------------------

About PalmSource
PalmSource is the company behind Palm OS, the world's most popular operating system for handhelds and smartphones. Licensed by industry leaders -- including Aceeca, Acer, AlphaSmart, Fossil, Garmin, GSL, Handera, Handspring, HuneTec, Kyocera, Legend, Palm, Samsung, Sony, Symbol and Tapwave as well as Palm OS Ready Partners including ATI, Intel, MediaQ, Motorola, Samsung Semiconductor and Texas Instruments -- Palm OS has been shipped on more than 28 million handhelds and smartphones, and given rise to a huge community of users, enterprises, developers and manufacturers, who together make up the Palm Economy. PalmSource's new headquarters are located at 1240 Crossman Ave. in Sunnyvale, Calif. PalmSource is a subsidiary of Palm, Inc. (Nasdaq: PALM). More information about PalmSource, Inc., is available at www.palmsource.com. Information about Palm, Inc. is available at www.palm.com/aboutpalm.

                                     # # #

Media Contacts:
Scott Pollard                                   Laurie Spindler
Brodeur Worldwide for RIM                       PalmSource, Inc.
212.771.3644                                    408.400.1924
spollard@brodeur.com                            Laurie.Spindler@palmsource.com
--------------------                            ------------------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

Palm OS is a registered trademark of PalmSource, Inc., a subsidiary of Palm, Inc. Other brands may be trademarks of their respective owners.

(1) Gartner Dataquest, Todd Kort, April 2002

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and PalmSource will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and PalmSource's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and PalmSource's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. PalmSource and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

                                                                  Document 2

[RIM LOGO OMITTED]

                                                                  NEWS RELEASE

                                                                   May 6, 2003

RIM and JP Mobile Team to Wirelessly Extend Enterprise Applications With Two-Way Data Synchronization

SureWave and BlackBerry Enterprise Server Technologies to Further Support Corporate Data Applications on a Variety of Devices

Dallas and Waterloo, ON -- Research In Motion (RIM) (Nasdaq: RIMM, TSX: RIM), a world leading developer of wireless enterprise solutions, and JP Mobile(R), a leading provider of enterprise mobility software, today announced plans to work together to enable BlackBerry(R) users to securely access applications using RIM's BlackBerry Enterprise Server(TM) and JP Mobile's SureWave(TM) Enterprise Server technologies. Through this relationship, JP Mobile and RIM intend to use the Mobile Data Service feature of BlackBerry Enterprise Server and SureWave Enterprise Server to provide full, bi-directional synchronization of enterprise data.

JP Mobile and RIM plan to initially focus on providing enterprise customers with secure, integrated, push-based, connectivity solutions using RIM's award-winning BlackBerry handhelds. The companies also plan to add future support for a variety of additional wireless devices and operating systems
(OS) in conjunction with RIM's BlackBerry Connect(TM) licensing program. The addition of SureWave technology with the BlackBerry Connect licensing program is designed to help manufacturers ready their wireless devices for a broader range of enterprise data applications.

"BlackBerry continues to lead the industry with secure wireless connectivity solutions," said Jim Balsillie, chairman and co-CEO of RIM. "The combination of JP Mobile's SureWave technology with the BlackBerry platform will enable corporate customers to leverage and extend their existing IT investments through wireless synchronization of applications and data."

"Enterprises who already invested in BlackBerry Enterprise Server will be able to extend their existing infrastructure to sync corporate data applications on a variety devices," said Dayakar Puskoor, CEO of JP Mobile. "We are working with RIM to provide enterprises with a win-win situation."

JP Mobile will demonstrate the SureWave solution this week (May 6-7, 2003) at the Wireless Enterprise Symposium (www.wirelessenterprisesymposium.com) in New Orleans, LA. Visit JP Mobile at booth #B32.

The BlackBerry Connect licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server using the same secure, push-based BlackBerry architecture and infrastructure that has been approved and adopted by dozens of carriers and thousands of companies and government organizations around the world. For more information on SureWave full bi-directional synchronization capabilities, please call JP Mobile at 1-888-665-2460 or visit www.jpmobile.com/customers_and_partners.asp.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX:
RIM). For more information, visit www.rim.com or www.blackberry.com.

About JP Mobile
JP Mobile is a leading software provider that securely extends and manages corporate data on handhelds. Fortune 1000 companies in healthcare, financial services, legal, energy & utilities, manufacturing, government, real estate and other industries have deployed the SureWave technology. Whether the enterprise need is for wireless or offline data access, SureWave simplifies data management across all major handhelds with a single platform from behind the corporate firewall.

                                      ###

Media Contacts:
Scott Pollard                                        Stacey Elder
Brodeur Worldwide for RIM                            JP Mobile
212.771.3644                                         972.277.8426
spollard@brodeur.com                                 stacey.elder@jpmobile.com
--------------------                                 -------------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

SureWave is a trademark of JP Mobile, Inc. JP Mobile and the JP Mobile logo are registered trademarks of JP Mobile, Inc. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and JP Mobile will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and JP Mobile's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and JP Mobile's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. JP Mobile and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Research In Motion Limited
                                        --------------------------------------
                                                      (Registrant)

Date:  May 6, 2003                      By: /s/ Rob Duncan
       -------------------------            -----------------------------------
                                                      (Signature)
                                            Rob Duncan
                                            Vice President, Corporate Controller